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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

LEVEL 3 COMMUNICATIONS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.875% Convertible Senior Notes due 2010
6% Convertible Subordinated Notes due 2010
6% Convertible Subordinated Notes due 2009
(Title of Class of Securities)

52729NBA7
52729NAS9
52729NAG5
(CUSIP Number of Class of Securities)

Thomas C. Stortz
Executive Vice President and Chief Legal Officer
1025 Eldorado Boulevard
Broomfield, Colorado 80021
(720) 888-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
David K. Boston
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$837,705,820	$32,922

(1)
Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of (i) $354,541,000 aggregate principal amount of the issuer's 2.875% Convertible Senior Notes due 2010 at the tender offer price of $620.00 per $1,000 principal amount of such notes, (ii) $481,666,000 aggregate principal amount of the issuer's 6% Convertible Subordinated Notes due 2010 at the tender offer price of $700.00 per $1,000 principal amount of such notes and (iii) $305,135,000 aggregate principal amount of the issuer's 6% Convertible Subordinated Notes due 2009 at the tender offer price of $920.00 per $1,000 principal amount of such notes.

(2)
The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of transaction value.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to three separate offers (each, an "Offer" and collectively, the "Offers") by Level 3 Communications, Inc., a Delaware corporation ("Level 3" or the "Company"), to purchase for cash any and all of its (i) 2.875% Convertible Senior Notes due 2010, (ii) 6% Convertible Subordinated Notes due 2010 and (iii) 6% Convertible Subordinated Notes due 2009 (collectively, the "Notes") at the consideration per $1,000 principal amount set forth next to the corresponding series of Notes in the table below. These Offers consist of three separate offers, one for each series of Notes.

        The Company's obligation to accept for payment, and to pay for, any Notes validly tendered pursuant to an Offer is subject to (i) there being validly tendered and not validly withdrawn on or prior to the applicable Expiration Date at least such principal amount of Notes to satisfy the Minimum Tender Condition as set forth in the table below, (ii) the satisfaction of the General Conditions (as defined in the Offer to Purchase dated November 17, 2008 (the "Offer to Purchase")) described in the Offer to Purchase and (iii) the sale of at least $373 million aggregate principal amount of the Company's 15% Convertible Senior Notes due 2013 (the "New Notes"), the proceeds of which, along with cash on hand, will be used to fund the purchase of Notes in the Offers. In addition, (a) the Offer to purchase the 6% Convertible Subordinated Notes due 2009 is conditioned on the acceptance for payment of the 2.875% Convertible Senior Notes due 2010 and the 6% Convertible Subordinated Notes due 2010 pursuant to the terms and conditions of such other applicable Offers, (b) the Offer to purchase the 6% Convertible Subordinated Notes due 2010 is conditioned on the acceptance for payment of the 2.875% Convertible Senior Notes due 2010 pursuant to the terms and conditions of such other applicable Offer and (c) the Offer to purchase the 2.875% Convertible Senior Notes due 2010 is conditioned on the acceptance for payment of the 6% Convertible Subordinated Notes due 2010 pursuant to the terms and conditions of such other applicable Offer.

        The Company will not receive any proceeds from the offering of the New Notes if the Company does not accept for payment at least $177,270,500 aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 and at least $240,833,000 aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 in the respective Offers.

Title of Security and CUSIP Numbers	Outstanding Principal Amount	Minimum Tender Condition	Consideration(1)
2.875% Convertible Senior Notes due 2010 52729NBA7	$354,541,000	$177,270,500	$620.00
6% Convertible Subordinated Notes due 2010 52729NAS9	$481,666,000	$240,833,000	$700.00
6% Convertible Subordinated Notes due 2009 52729NAG5	$305,135,000	$152,567,500	$920.00

(1)
Per $1,000 principal amount of Notes.

        Each Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal. Each Offer will expire at 12:00 midnight, New York City time, on December 15, 2008, unless extended for that Offer as described in the Offer to Purchase.

        This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSONS

        (a)   Level 3 is the filing person and the subject company with its principal executive offices located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021. Level 3's telephone number is (720) 888-1000. Pursuant to General Instruction C to Schedule TO, the table below sets forth the executive officers, directors and controlling persons of Level 3:

Name	Position
Walter Scott Jr.	Chairman of the Board
Douglas C. Eby	Director
James O. Ellis, Jr.	Director
Richard R. Jaros	Director
Robert E. Julian	Director
Michael J. Mahoney	Director
Arun Netravali	Director
John T. Reed	Director
Michael B. Yanney	Director
Albert C. Yates	Director
James Q. Crowe	Chief Executive Officer, President and Director
Sunit S. Patel	Executive Vice President and Chief Financial Officer
Charles C. Miller, III	Executive Vice President and Vice Chairman
Thomas C. Stortz	Executive Vice President, Chief Legal Officer and Secretary
John Neil Hobbs	Executive Vice President
Eric Mortensen	Senior Vice President and Controller

        The business address of each person set forth above is c/o Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021. The telephone number of each person set forth above is (720) 888-1000.

ITEM 4.    TERMS OF THE TRANSACTION

        (a)   The information set forth in the Offer to Purchase in the sections entitled "Summary Term Sheet," "The Offers," "Procedures for Tendering and Withdrawing Notes," "Acceptance for Payment and Payment," "Conditions to the Offers," "Material Differences in the Rights of Holders of Notes as a Result of the Offers" and "Material U.S. Federal Income Tax Considerations" is incorporated herein by reference. Item 1004(a)(1)(xi) of Regulation M-A is not applicable.

        (b)   The information set forth in the Offer to Purchase in the section entitled "Miscellaneous" is incorporated herein by reference.

ITEM 5.    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (e)   Other than as set forth below and in the Offer to Purchase, neither the Company nor, to the Company's knowledge, any person controlling the Company or, to the Company's knowledge, any of their respective directors, managers or executive officers, is a party to any agreement, arrangement or understanding with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

        Level 3 has entered into the following agreements in connection with the Notes:

  (1)
  Amended and Restated Indenture, dated as of July 8, 2003, by and between Level 3 Communications, Inc. and The Bank of New York, as trustee, relating to Level 3 Communications, Inc.'s Senior Debt Securities.

  (2)
  Form of Indenture, dated as of September 20, 1999, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as successor to IBJ Whitehall Bank & Trust Company, as Trustee, relating to Level 3 Communications, Inc.'s Subordinated Debt Securities.

  (3)
  First Supplemental Indenture, dated as of July 8, 2003, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as successor to IBJ Whitehall Bank & Trust Company, as Trustee, relating to Level 3 Communications, Inc.'s 2.875% Convertible Senior Notes due 2010.

  (4)
  Second Supplemental Indenture, dated as of February 29, 2000, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as Trustee, relating to Level 3 Communications, Inc.'s 6% Convertible Subordinated Notes due 2010.

  (5)
  First Supplemental Indenture, dated as of September 20, 1999, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as successor to IBJ Whitehall Bank & Trust Company, as Trustee, relating to Level 3 Communications, Inc.'s 6% Convertible Subordinated Notes due 2009.

  (6)
  Securities Purchase Agreement, dated as of November 17, 2008, by and among Level 3 Communications, Inc. and the investors named therein, relating to Level 3 Communications, Inc.'s 15% Convertible Senior Notes due 2013.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a)   Purposes. The information set forth in the Offer to Purchase in the section entitled "The Offers—Purpose of the Transaction" is incorporated herein by reference.

        (b)   Use of Securities Acquired. The information set forth in the Offer to Purchase in the section entitled "Acceptance for Payment and Payment" is incorporated herein by reference.

        (c)   Plans. Other than as set forth in the Offer to Purchase, the Company does not, and, to the Company's knowledge, any person controlling the Company or, to the Company's knowledge, any of their respective directors, managers or executive officers do not, currently have any plans or proposals that relate to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any or all of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (iv) any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board of Directors or to change any material term of the employment contract of any executive officer; (v) any other material change in the Company's corporate structure or business; (vi) a class of equity security of the Company being delisted from a national securities exchange; (vii) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (viii) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act; (ix) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or (x) any change in the Company's Certificate of Incorporation or By-Laws or other actions that could impede the acquisition of control of the Company.

ITEM 10.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 11.    ADDITIONAL INFORMATION

        Not applicable.

ITEM 12.    EXHIBITS.

        Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated November 17, 2008.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(5)(i)	Press Release dated November 17, 2008.
(b)(1)	Form of First Supplemental Indenture relating to Level 3 Communications, Inc.'s 15% Convertible Senior Notes due 2013.
(b)(2)
Securities Purchase Agreement, dated as of November 17, 2008, by and among Level 3 Communications, Inc. and the investors named therein, relating to Level 3 Communications, Inc.'s 15% Convertible Senior Notes due 2013.
(d)(1)
Amended and Restated Indenture, dated as of July 8, 2003, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as trustee, relating to Level 3 Communications, Inc.'s Senior Debt Securities (incorporated herein by reference to Exhibit 4.1 to Level 3 Communications, Inc.'s Form 8-K filed on July 9, 2003).
(d)(2)	Form of Subordinated Indenture (incorporated herein by reference to Exhibit 4.2 to Amendment 1 to Level 3 Communications, Inc.'s Registration Statement on Form S-3 filed on February 3, 1999).
(d)(3)
First Supplemental Indenture, dated as of July 8, 2003, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as successor to IBJ Whitehall Bank & Trust Company, as Trustee, relating to Level 3 Communications, Inc.'s 2.875% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.2 to Level 3 Communications, Inc.'s Current Report on Form 8-K filed on July 9, 2003).
(d)(4)
Second Supplemental Indenture, dated as of February 29, 2000, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as Trustee, relating to Level 3 Communications, Inc.'s 6% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to Level 3 Communications, Inc.'s Current Report on Form 8-K filed on February 29, 2000).
(d)(5)
First Supplemental Indenture, dated as of September 20,1999, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as successor to IBJ Whitehall Bank & Trust Company, as Trustee, relating to Level 3 Communications, Inc.'s 6% Convertible Subordinated Notes due 2009 (incorporated herein by reference to Exhibit 4.1 to Level 3 Communications, Inc.'s Current Report on Form 8-K filed on September 20, 1999).
(g)	Not applicable.
(h)	Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2008	LEVEL 3 COMMUNICATIONS, INC.
	By:	/s/ THOMAS C. STORTZ
	Name:	Thomas C. Stortz
	Title:	Executive Vice President, Chief Legal Officer and Secretary

 EXHIBIT INDEX

        Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated November 17, 2008.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(5)(i)	Press Release dated November 17, 2008.
(b)(1)	Form of First Supplemental Indenture relating to Level 3 Communications, Inc.'s 15% Convertible Senior Notes due 2013.
(b)(2)
Securities Purchase Agreement, dated as of November 17, 2008, by and among Level 3 Communications, Inc. and the investors named therein, relating to Level 3 Communications, Inc.'s 15% Convertible Senior Notes due 2013.
(d)(1)
Amended and Restated Indenture, dated as of July 8, 2003, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as trustee, relating to Level 3 Communications, Inc.'s Senior Debt Securities (incorporated herein by reference to Exhibit 4.1 to Level 3 Communications, Inc.'s Form 8-K filed on July 9, 2003).
(d)(2)	Form of Subordinated Indenture (incorporated herein by reference to Exhibit 4.2 to Amendment 1 to Level 3 Communications, Inc.'s Registration Statement on Form S-3 filed on February 3, 1999).
(d)(3)
First Supplemental Indenture, dated as of July 8, 2003, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as successor to IBJ Whitehall Bank & Trust Company, as Trustee, relating to Level 3 Communications, Inc.'s 2.875% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.2 to Level 3 Communications, Inc.'s Current Report on Form 8-K filed on July 9, 2003).
(d)(4)
Second Supplemental Indenture, dated as of February 29, 2000, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as Trustee, relating to Level 3 Communications, Inc.'s 6% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to Level 3 Communications, Inc.'s Current Report on Form 8-K filed on February 29, 2000).
(d)(5)
First Supplemental Indenture, dated as of September 20,1999, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as successor to IBJ Whitehall Bank & Trust Company, as Trustee, relating to Level 3 Communications, Inc.'s 6% Convertible Subordinated Notes due 2009 (incorporated herein by reference to Exhibit 4.1 to Level 3 Communications, Inc.'s Current Report on Form 8-K filed on September 20, 1999).
(g)	Not applicable.
(h)	Not applicable.

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  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX